09056134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNA- TP Securities, LLC
NKA- Triton Pacific Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles, (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Faggen 310-300-0830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) **Los Angeles,** (City) **CA** (State) **90027** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 02 2009
Washington, DC
111

SEC Mail Processing
Section
[redacted]
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig Faggen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TP Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

GAIL ELEN
Commission # 1670063
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On 2/25/2009 (Date) before me, GAIL ELEN, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared CRAIG FAGGEN (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/sh~~e/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

GAIL ELEN
Commission # 1670063
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2010

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2008

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Member
Triton Pacific Securities, LLC

I have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triton Pacific Securities, LLC as of December 31, 2008 and the results of its operations, member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedule I is presented for purposes of additional analysis and is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
February 5, 2009

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalent	$ 191,556
Commissions receivable	52,625
Other receivables	43,512
Prepaid expenses	21,036
Deposits	725
Total assets	$ 309,454

Liabilities and Member's Capital

Liabilities	
Commissions payable	$ 39,570
Accrued expenses	22,462
Income taxes payable	6,000
Due to affiliate	7,378
Total liabilities	75,410
Member's capital	234,044
Total liabilities and member's capital	$ 309,454

See accompanying notes to financial statements.

Triton Pacific Securities, LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenue		
Commissions and fees	$	1,741,461
Interest and dividend income		5,916
Total revenue		1,747,377
Operating Expenses		
Commission expense		1,144,576
Licenses and permits		6,049
Office expense		8,364
Outside services		13,015
Professional fees		8,863
Recruiting		3,078
Rent		18,175
Salaries and wages		547,211
Seminars		5,646
Travel and entertainment		9,703
All other expenses		7,189
Total operating expenses		1,771,869
Net income (loss) before income tax provision		(24,492)
Income tax provision		6,800
Net income (loss)	$	(31,292)

See accompanying notes to financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2008

		Member's Capital
Balance, December 31, 2007	$	265,336
Capital contribution		0
Net Income		(31,292)
Member distribution		0
Balance, December 31, 2008	$	234,044

See accompanying notes to financial statements.

Triton Pacific Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash Flows from Operating Activities:		
Net income (loss)	$	(31,292)
Changes in operating assets and liabilities:		
Commissions receivable		(50,681)
Other receivable		(43,512)
Prepaid expenses		14,684
Deposits		(725)
Commissions payable		36,000
Accrued expenses		2,265
Due to affiliate		(10,663)
Net cash provided by operating activities		(83,924)
Cash Flows for Acquisition Activities:		0
Cash Flows for Investing Activities:		
Capital distribution		0
Net increase in cash		(83,924)
Cash - beginning of the year		275,480
Cash - December 31, 2008	$	191,556
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	6,800

See accompanying notes to financial statements.

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2008

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Securities, LLC (Company) on January 6, 2006 was organized in Delaware as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under the name TP Securities, LLC. During the year, the Company changed its name to Triton Pacific Securities, LLC. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the FINRA and Securities Investors Protection Corporation ("SIPC").

The Company's primary business activity is corporate finance and investment banking advisory services. Additionally, the Company engages in the private placement of securities in a primary market on a best efforts basis only.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a minimum franchise tax and a gross receipts tax in California for limited liability companies.

Rent expense for the year ended December 31, 2008 was $10,200. The Company leases its office space on a month to month agreement.

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2008

NOTE 2 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2008, the Company recorded $6,800.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains its bank account at a financial institution. The account is insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At December 31, 2008, the Company had $230,962 in undiscounted commercial paper at one bank.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. See page 9 for the net capital presentation.

NOTE 5 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3.

A computation of reserve requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

NOTE 6 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2008

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Triton Pacific Capital Partners, LLC ("Triton Pacific CP"). The Company and Triton Pacific CP have common shareholders. Rent and general overhead are allocated between the two companies. The balance owed to Triton Pacific CP at December 31, 2008 was $7,378.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2008

Computation of net capital		
Member's capital		$ 234,044
Less: Non-allowable assets:		
Commissions receivable - non allowable portion	$ 13,055	
Other receivable	43,512	
Prepaid expenses	21,036	
Deposits	725	(78,328)
Haircut - 2% money market		(2,988)
Net capital		152,728
Computation of net capital requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 5,027	
Minimum dollar net capital required	$ 5,000	
Net Capital required (greater of above)		5,027
Excess net capital		$ 147,701
Computation of aggregate indebtedness		
Total liabilities		$ 75,410
Aggregate indebtedness to net capital		0.49

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per unaudited schedule	$ 166,152
Adjustments:	
Accrued expenses	(13,428)
Rounding	4
Net capital per audited statements	$ 152,728

See accompanying notes to financial statements.

Triton Pacific Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Member
Triton Pacific Securities, LLC:

In planning and performing my audit of the financial statements and supplemental schedules of Triton Pacific Securities, LLC (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(1) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
Triton Pacific Securities, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
February 5, 2009